FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                 April 8, 2004

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X                Form 40-F
                         -------                       -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                           No    X
                   -------                      -------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                           No    X
                   -------                      -------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                           No    X
                   -------                      -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.


                                                               Total Pages: 24


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                       Smith & Nephew plc
                                                       (Registrant)



Date: April 8, 2004                               By:  /s/ Paul Chambers
                                                       -----------------
                                                       Paul Chambers
                                                       Company Secretary


                                      2


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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at the Company's annual general meeting to be held on Thursday 6 May 2004 at 1.00 pm. If you are in any doubt as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (or, if you are resident outside the United Kingdom, an appropriately qualified independent financial adviser). If you have sold or transferred all of your shares in Smith & Nephew plc please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


26 March 2004

Dear Shareholder,

Annual General Meeting 2004
The annual general meeting of the Company is to be held on Thursday 6 May 2004, at The Lincoln Centre, 18 Lincolns Inn Fields, London WC2A 3ED. The meeting will commence at 1.00 pm and refreshments will be served beforehand from 12.00 noon onwards.

Notice of the annual general meeting is contained on pages 2 to 4 of this letter and a detailed explanation of the business to be conducted at the meeting is outlined on pages 5 to 8. A separate circular explaining the proposed senior executive share-based incentive plan (resolutions 10 to 14) is also enclosed.

As part of the ordinary business to be conducted at the meeting, resolutions 3, 5 and 6 seek to reappoint Mr Warren Knowlton, Mr Richard De Schutter and Dr Rolf Stomberg as non-executive directors of the Company. After evaluation and review by the Nominations Committee, I am satisfied that each of these directors has demonstrated commitment to his role and that, furthermore, their performance has continued to be fully effective and beneficial to the workings of your Board.

Your directors believe that all of the proposals set out in both this document and the enclosed circular are in the best interests of shareholders and the Company and recommend that you vote in favour of all the resolutions.

If you are not able to come to the meeting in person, your vote is still important and I would urge you to complete, sign and return the enclosed form of proxy by 1.00 pm on 4 May 2004. You may register your proxy appointment electronically by accessing our registrar's website at www.sharevote.co.uk.

Yours sincerely,






Dudley Eustace

Chairman

                                                 [NEW BRANDING TO BE INSERTED]

Notice of Annual General Meeting


Notice is hereby given that the sixty-seventh annual general meeting of the members of Smith & Nephew plc will be held on Thursday 6 May 2004 at 1.00 pm, at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED, when the resolutions set out below will be proposed.

Resolutions
To consider and, if thought fit, to pass the following resolutions, of which numbers 1 to 16 and 21 will be proposed as ordinary resolutions and numbers 17 to 20 as special resolutions.

Ordinary business
1 To receive and adopt the audited accounts for the year ended 31 December 2003 together with the reports of the directors and auditors thereon.

2 To declare a final dividend of 3.1 pence per ordinary share in respect of the year ended 31 December 2003.

3    To re-elect Mr Warren Knowlton as a director of the Company.

4    To re-elect Sir Christopher O'Donnell as a director of the Company.

5    To re-elect Mr Richard De Schutter as a director of the Company.

6    To re-elect Dr Rolf Stomberg as a director of the Company.

7 To reappoint Ernst & Young LLP as auditors of the Company and to authorise the directors to determine their remuneration.

8    To renew the directors' authorisation to allot securities granted by article 9.2 of the Company's articles of association until the conclusion of the annual general meeting of the Company in 2005 or 5 August 2005, whichever is earlier, and for the purposes of article 9 of the Company's articles of association the 'section 80 amount' for this period shall be
     (GBP)33,321,078.

Special business
9 That the remuneration report of the directors for the year ended 31 December 2003 be approved.

10 That the Smith & Nephew 2004 Performance Share Plan (the 'Performance Share Plan'), a copy of the rules of which has been produced to the meeting and initialled by the Chairman for the purposes of identification and a summary of the main provisions of which is set out in parts A and D of the appendix to the shareholders' circular dated 26 March 2004, be and is approved and established.

11 That the Smith & Nephew 2004 Executive Share Option Plan (the '2004 Option Plan'), a copy of the rules of which has been produced to the meeting and initialled by the Chairman for the purposes of identification and a summary of the main provisions of which is set out in parts B and D of the appendix to the shareholders' circular dated 26 March 2004, be and is approved and established.

12 That the Smith & Nephew 2004 Co-investment Plan (the '2004 Co-investment Plan'), a copy of the rules of which has been produced to the meeting and initialled by the Chairman for the purposes of identification and a summary of the main provisions of which is set out in parts C and D of the appendix to the shareholders' circular dated 26 March 2004, be and is approved and established.

13 That the directors be and are authorised to exercise the powers of the company to establish other schemes for employees resident or working outside the United Kingdom based on the Performance Share Plan, the 2004 Option Plan and the 2004 Co-investment Plan (together 'the Principal Schemes'), but modified to take account of local tax, exchange control and securities law, provided that:

     (a) such other schemes shall confer benefits and contain limits so as to ensure, so far as the directors consider practicable, substantial equality of treatment with employees participating in the Principal Schemes, and;

     (b) any shares issued or which might be issued under such other schemes are treated as counting against the overall limitations on the issue of new shares as set out in the Principal Schemes.

14 That the directors be and are authorised to establish the new discretionary trust for the benefit of employees and former employees of the Company and its subsidiaries a copy of the trust deed of which has been produced to the meeting and initialled by the Chairman for the purposes of identification.

15 That the directors be and are authorised to make such amendments to the rules of the Smith & Nephew 2001 UK Approved Share Option Plan (the 'Approved Plan') as are marked on the copy of the rules produced to the meeting and initialled by the Chairman for the purposes of identification and which are described in the explanatory note to this resolution and to make such further amendments to the rules of the Approved Plan as may be necessary to maintain the approved status of the Approved Plan under the Income Tax (Earnings and Pensions) Act 2003.

16 That the directors be and are authorised to make such amendments to the rules of the Smith & Nephew 2001 UK Unapproved Share Option Plan as are marked on the copy of the rules produced to the meeting and initialled by the Chairman for the purposes of identification and which are described in the explanatory note to this resolution.

17 That the one issued 'B' ordinary share of 12 2/9 pence be and is reclassified as an ordinary share having the same rights and subject to the same restrictions as the existing ordinary shares of the Company including an entitlement to receive the same dividend as any existing ordinary share.

18 That pursuant to section 166 of the Companies Act 1985 (the 'Act') the Company be and is generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 12 2/9 pence each in the capital of the Company ('ordinary shares') provided that:

     (a) the maximum number of ordinary shares that may be purchased is 93,486,408 being approximately 10 per cent of the issued ordinary share capital as at 16 March 2004;

     (b) the minimum price which may be paid for an ordinary share is 12 2/9 pence;

     (c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

     (d) the authority hereby conferred shall expire on the earlier of the conclusion of the next annual general meeting of the Company and 5 August 2005 (the 'Expiry Date'), unless the authority is renewed prior to the Expiry Date;

     (e) the Company may purchase ordinary shares under this authority after the Expiry Date pursuant to a contract entered into before the Expiry Date; and

     (f) the authority hereby conferred is in substitution for any existing authority to purchase ordinary shares under section 166 of the Act.

19 That with effect from the passing of this resolution, new articles of association in the form contained in the articles of association produced to the meeting and initialled by the Chairman for the purposes of identification, be and are adopted as the articles of association of the Company in substitution for and to the exclusion of all previous articles of association, but without prejudice to the authorities granted under resolutions 8 and 20.

20 That the directors' power to allot securities otherwise than to existing shareholders pro rata to their holdings granted by article 9.3 of the Company's articles of association adopted pursuant to resolution 19 be and is renewed until the conclusion of the annual general meeting of the Company in 2005 or 5 August 2005, whichever is earlier, and for the purposes of article 9 of the Company's articles of association the 'section 89 amount' for this period shall be (GBP)5,713,057.

21 That the aggregate ordinary remuneration permitted to be paid to non-executive directors in accordance with article 115 of the Company's articles of association adopted pursuant to resolution 19 be and is increased to an amount not exceeding (GBP)900,000 per year.

By order of the Board, 26 March 2004


Paul Chambers       Registered office
Secretary           15 Adam Street, London, WC2N 6LA. Registered in England No.
                    324357


Notes
1    Only those shareholders on the register of members of the Company as at
     6.00 pm on 4 May 2004 will be entitled to attend or vote at the annual general meeting and they may only vote in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6.00 pm on 4 May 2004 will be disregarded in determining the rights of any person to attend or vote at the meeting. A member who is unable to attend the meeting is entitled to appoint one or more proxies (whether members or not) to attend and, on a poll, to vote instead of him. A form for appointing a proxy is enclosed with this Notice. To be effective, the form of proxy must be completed and reach the Company's registrars not later than 1.00 pm on 4 May 2004. You may also submit your proxy electronically, see proxy card for details of how to register your vote.

2 CREST members holding their shares in uncertificated form who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 6 May 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

     In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or relates to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (CREST ID 7RA01) no later than 1.00 pm on 4 May 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. No messages received through the CREST network after this time will be accepted. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

     CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

     The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3 The Company cannot accept responsibility for loss or damage arising from the opening or use of any emails or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to opening or use. Any electronic communication received by the Company and/or Lloyds TSB Registrars, including the lodgement of an electronic form of proxy, that is found to contain a computer virus will not be accepted.

4 The following documents, which are available for inspection during normal business hours at the registered office of the Company as well as at both the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA and Pinsents, Dashwood House, 69 Old Street, London EC2M 1NR on any weekday (Saturday and public holidays excluded), will also be available for inspection at the place of the annual general meeting from 12.00 noon on the day of the meeting until the conclusion of the meeting:

     (i) copies of service contracts of the directors with the Company (non-executive directors do not have service contracts);

     (ii) the register of interests of the directors in the share capital of the Company;

     (iii) copies of the rules of the proposed share schemes and trust deed comprising the 2004 Plan for senior executives;

     (iv) copies of the existing rules of the 2001 UK Approved and Unapproved Share Option Plans marked up to show the proposed amendments to these rules;

     (v) the existing articles of association of the Company and the proposed new articles of association marked up to show the proposed amendments.

     Explanatory Notes

     Resolutions 1 and 2: Report and accounts and dividend
     These are standard resolutions common to all annual general meetings. Resolution 2, to declare a dividend, relates to the recommended final dividend for the year ended 31 December 2003. If approved, the final dividend will be paid on 14 May 2004 to shareholders on the register at the close of business on 23 April 2004.

     Resolutions 3 to 6: Re-election of directors
     Under the Company's articles of association each director retires at the third annual general meeting after he or she was last re-elected. This year, Mr Warren Knowlton, Sir Christopher O'Donnell, Mr Richard De Schutter and Dr Rolf Stomberg will retire by rotation and resolutions 3 to 6 propose their re-election as directors. A biographical summary for each of the directors seeking re-election is found below. Full biographical details of all directors are found on page 44 of the Annual Report and page 10 of the Summary Financial Statement. The Chairman has confirmed that, following evaluation and review by the Nominations Committee of each of Mr Warren Knowlton, Mr Richard De Schutter and Dr Rolf Stomberg, their respective performances continue to be effective and demonstrate commitment to their roles. Dr Stomberg did not participate in the Nominations Committee's review of his own performance.

          o Mr Warren Knowlton was appointed a director in November 2000. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

          o Sir Christopher O'Donnell was appointed a director in 1992 and became Chief Executive in 1997.
          o Mr Richard De Schutter was appointed a director in January 2001. He is a member of the Remuneration and Audit Committees.
          o Dr Rolf Stomberg was appointed a director in 1998. He is the senior independent director, Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees.

     Resolution 7: Reappointment of auditors
     Resolution 7 proposes the reappointment of Ernst & Young LLP as the Company's auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company, at a remuneration to be determined by the directors.

     Resolution 8: General authority to allot shares
     Resolution 8 seeks to renew the directors' general authority to allot shares up to an aggregate nominal amount of (GBP)33,321,078 as permitted by the Company's articles of association and pursuant to the provisions of section 80 of the Companies Act 1985. This amount is equivalent to 272,609,714 shares and represents approximately 22.3% of the nominal amount of the issued share capital as at 16 March 2004. Other than in connection with the Company's various existing and proposed share-based incentive plans for senior executives and employees, your Board has no present intention of allotting any of the unissued and uncommitted authorised share capital. No issue of shares will be made which would effectively alter control of the Company without the sanction of shareholders in general meeting.

     Resolution 9: Remuneration report
     All UK listed companies are now required to put their remuneration report to shareholders. The full remuneration report can be found on pages 51 to 58 of the Annual Report 2003 and a summary can be found on pages 16 and 17 of the Summary Financial Statement.

     Resolutions 10 to 14: 2004 executive share plan and establishment of a discretionary trust
     A detailed explanation of these resolutions is contained in the enclosed shareholders' circular.

     Resolutions 15 and 16: Amendment of existing 2001 UK approved and unapproved executive share option plans
     The existing 2001 UK Approved and Unapproved Share Option Plans approved by shareholders at the annual general meeting held on 4 April 2001, provide that an optionholder who leaves for a 'good reason' (for example retirement, ill-health, redundancy) may exercise an option within six months of ceasing employment. It is proposed that the rules of these two 2001 plans be amended so that an optionholder should instead be able to retain an option and exercise it either within six months of cessation or, if later, within six months after it vests (normally at its third anniversary).

     Resolution 17: To approve the re-classification of one 'B' ordinary share Resolution 17 is a special resolution which seeks to reclassify the one 'B' ordinary share of 12 2/9 pence as one ordinary share of 12 2/9 pence. The 'B' ordinary share was created by the reclassification of an ordinary share as part of the proposed scheme of arrangement approved by shareholders at the extraordinary general meeting held on 19 May 2003. As the proposed scheme of arrangement did not become effective, there is no longer a requirement for this different class of ordinary share.

     Resolution 18: Purchase of own shares
     Resolution 18 is a special resolution which seeks renewal of the general authority from shareholders to purchase the Company's own shares. The directors would only exercise this authority after considering the effects on earnings per share and the benefits for shareholders generally. Any shares purchased in this way will either be cancelled and the number of shares in issue will be reduced accordingly or held as treasury shares for re-sale at a future date. The resolution specifies the maximum number of shares which may be purchased and the maximum and minimum prices at which they may be bought. The purchase of shares by the Company under this authority will be effected by purchases in the market.

     The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations') came into force on 1 December 2003. The Regulations enable companies to hold shares repurchased as treasury shares with a view to possible re-sale at a future date rather than cancelling them. The Company will consider holding shares purchased pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to sell shares held in treasury quickly and cost effectively and would provide the Company with additional flexibility in the management of its capital base.

     Resolution 19: Adoption of new articles of association
     Resolution 19 is a special resolution for the adoption of new articles of association in place of the existing articles. The adoption of the proposed new articles of association is designed to delete existing provisions which are now obsolete, and at the same time to bring the Company's articles into line with best practice and to take account of relevant changes in legislation. The principal differences between the Company's existing articles of association and the proposed new articles of association are summarised below. Article numbers refer to the proposed new articles of association.

     Removal of references to preference shares - following approval by shareholders on 19 May 2003, the Company's preference shares were repaid and cancelled, thereby removing them from the share capital of the Company. Consequently, all references to the preference shares in the existing articles of association have been removed in the proposed new articles.

     Proposed scheme of arrangement - at the extraordinary general meeting of the Company held on 19 May 2003 relating to the proposed acquisition of Centerpulse AG and InCentive Capital AG, shareholders approved a scheme of arrangement and consequential amendments to the articles of association, including the payment of dividends through dividend access shares. However, the acquisition of Centerpulse AG and InCentive Capital AG was not completed and accordingly the scheme of arrangement did not become effective. Consequently all references to the scheme of arrangement and procedures associated with it have been removed.

     Variation of class rights - article 5 has been amended for the sake of clarity. The proposed article 5 would expressly permit the rights of any class of the Company's shares to be modified, abrogated or varied with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the class holders.

     Treasury shares - a new article 9.3 (b) would permit the Board to sell the Company's shares for cash, otherwise than to existing shareholders pro rata to their holdings, so long as immediately prior to the sale such shares were held as treasury shares.

     Remuneration report - article 61.6 has been added for the sake of clarity so that the approval of the remuneration report of the directors is classified as ordinary business at the Company's annual general meetings.

     The other differences between the existing articles and the proposed new articles of association are of a minor or technical nature.

     Resolution 20: Disapplication of pre-emption rights

     Resolution 20 is a special resolution which seeks to renew the directors' power to allot shares or grant rights over shares or sell treasury shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings as permitted by the Company's articles of association.

     Apart from rights issues, the power will be limited to the issue of shares and sales of treasury shares for cash up to an aggregate nominal value of (GBP)5,713,057 (being five per cent. of the issued ordinary share capital at 16 March 2004). If given, this authority will expire on 5 August 2005 or at the conclusion of the annual general meeting in 2005, whichever is the earlier.

     Resolution 21: To approve an increase in the aggregate fees payable to non-executive directors
     The aggregate annual limit under the Company's articles of association no longer allows sufficient future scope for the appointment of additional non-executive directors (should this be required). The Company attaches particular importance to the knowledge and breadth of experience that such directors bring to the Board and so it is proposed to invite shareholders to approve an increase in this limit to (GBP)900,000. The new amount will not be needed in full immediately but will provide the flexibility necessary to maintain fees at an appropriate level in comparison to companies of similar size and international operation and, if necessary, to make additional appointments without having to return regularly to shareholders to increase the limit.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (or, if you are resident outside the United Kingdom, an appropriately qualified independent financial adviser). If you have sold or transferred all of your shares in Smith & Nephew plc please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.





Smith & Nephew plc       T 44 (0) 207 401 7646            [LOGO OMITTED] We are smith&nephew
15 Adam Street           F 44 (0) 207 960 2358
London WC2N 6LA          www.smith-nephew.com
England




26 March 2004

Dear Shareholder,

Annual General Meeting 2004

Proposed new Senior Executive Share-based Incentive Plan
I am writing on behalf of the Board to seek your support for resolutions numbered 10 to 14, to be proposed as special business at the 2004 annual general meeting, approving the adoption of new share-based incentive arrangements for senior executives. The resolutions are presented separately, for clarity and understanding, but together form a combined plan designed to encourage high levels of business performance and align the interests of the Company, its shareholders and senior executives. The proposed arrangements are referred to below as the "2004 Plan".

Over the last four years, Smith & Nephew has transformed its business into a high technology, high performing global medical devices company. During that period the Company has delivered consistent growth and high levels of total shareholder return. As the current long-term incentive plan pre-dates this period of transformation, the Remuneration Committee has reviewed whether any changes need to be introduced to maintain and enhance this record of success. Having taken advice from Watson Wyatt, the Remuneration Committee has determined that current arrangements for senior executives need to be restructured to maintain competitiveness and to be more highly geared to target the highest levels of performance. This is consistent with the stated policy of the Remuneration Committee to provide base pay and benefits which are targeted at median competitive levels for fully acceptable performance and bonus plans which are designed to motivate and reward for outperformance. The Remuneration Committee is also mindful of an increasingly competitive recruitment environment for the best executives both in the United Kingdom and the United States (where the greater proportion of the senior group of Smith & Nephew executives are based).

Participation in the proposed 2004 Plan is presently intended to be restricted to executive directors, members of the Group Executive Committee ("GEC") and the next level of senior executives within Smith & Nephew, currently a total of approximately 40 participants ("Participants").

Outline of the 2004 Plan

The proposed 2004 Plan comprises three discrete components:

1    A new PERFORMANCE SHARE PLAN; and

2    A new SHARE OPTION PLAN; and

3 A CO-INVESTMENT PLAN to encourage Participants to build and maintain a stake in the business.

In summary, the proposed arrangements

o provide competitive levels of reward geared to the attainment of challenging levels of Company performance;

o deliver maximum vesting only if the Company achieves top decile performance and exceptional levels of earnings growth (as detailed in the performance conditions described below), and the Participant makes a personal investment under the Co-Investment Plan;

o    offer no opportunity for retesting against performance criteria;

o allow for options and awards granted to US-based Participants to be taken in the form of awards or options over American Depositary Receipts ("ADRs") representing American Depositary Shares in the Company; and

o for Participants, will replace the Company's other existing discretionary executive share option or share incentive plans, except as described in
     (iv) Existing share option plans on page 4.

Component 1: New Performance Share Plan
The principal terms of the proposed new Smith & Nephew 2004 Performance Share Plan are summarised in Parts A and D of the appendix to this letter. The key aspects of the Plan are as follows:

(i)    Annual awards
       It is intended to make Awards over shares in the Company ("Award Shares") dependent on the performance of the Company. These Awards would be made annually, usually after the announcement of the Company's preliminary results of the previous year, and would vest only if defined levels of shareholder returns are attained over a fixed period of three financial years beginning with that in which the Award is made. There will be no retesting. A Participant may, if the Remuneration Committee so provides, defer the acquisition of vested shares for up to a further seven years (ten years from the date of the Award).

(ii)   Performance targets
       It is intended that the Award Shares would be divided into two tranches so as to measure total shareholder returns relative to both the UK FTSE 100 and the major companies in the medical devices industry. Vesting of Award Shares in the first tranche would be dependent upon the Company's growth in total shareholder return ("TSR") ranked against that of companies comprising the UK FTSE 100 at the time of the award. Vesting of Award Shares in the second tranche would be dependent upon the Company's growth in the TSR of ADRs relative to that of not fewer than 10, mainly US, companies within the medical devices industry to be determined annually in relation to awards made in that year. In both cases, growth in TSR would be measured over a fixed period of three years beginning with that in which the Award is made.

       The Remuneration Committee will determine the proportion of Award Shares in each tranche when an Award is made. For Awards made in 2004, 50 per cent of the Award Shares will be in the first tranche and 50 per cent in the second tranche. No Award Shares in a tranche will vest unless the Company's TSR is ranked at the median level in that tranche.

       If, in relation to either tranche, the Company is ranked at, or exceeds, the median level, 25 per cent of the Award Shares in that tranche would vest. If the Company is ranked at the 75th centile (counting from the bottom), all of the Award Shares in that tranche would vest. The percentage of Award Shares which vest if the Company is ranked between those levels would increase pro-rata, on a straight-line basis, between 25 per cent and 100 per cent of the Award Shares. If the Company is ranked above the 75th centile, the number of shares which vest would be further increased pro-rata, on a straight-line basis, up to a maximum of 150 per cent of the Award Shares if, exceptionally, the Company is ranked at, or above, the 90th centile.

       The Remuneration Committee shall have the discretion to reduce the number or percentage of shares which vest if, notwithstanding that the Company is ranked at or above the median level in respect of either tranche of the Award Shares, the Remuneration Committee is of the opinion that the growth in the Company's TSR achieved over the performance period is not a genuine reflection of the Company's underlying financial performance.

(iii)  Limit on individual participation
       In relation to Awards made to executive directors, the initial market value (effective at the date of the award) of the Award Shares which may vest if the Company is ranked at the 75th centile in respect of both tranches of the Award Shares shall not exceed the amount of their basic annual salary when the Award is made. In relation to Awards made to other members of the GEC, the initial market value of such Award Shares shall not exceed 75 per cent of their basic annual salary when the Award is made and, in relation to Awards made to other Participants, 35 per cent of their basic annual salary.

(iv)   Existing Long Term Incentive Plan
       The Performance Share Plan will replace the existing Smith & Nephew Long-Term Share Incentive Plan which was established in 1997. This provided for annual share awards with an initial value of up to 100 per cent of basic annual salary for executive directors, or 75 per cent for members of the GEC.

Component 2: New Share Option Plan
The principal terms of the proposed new Smith & Nephew 2004 Executive Share Option Plan are summarised in Parts B and D of the appendix to this letter.

(i)    Annual awards
       It is intended that all executives selected to participate in the 2004 Plan be granted each year, in addition to any Award under the Performance Share Plan, options to acquire shares in the Company at the market value at the time of grant. Such options will normally only become exercisable if challenging graduated target levels of growth in the Company's adjusted basic earnings per share before deducting goodwill amortisation and exceptional items ("EPSA") are achieved over a fixed three-year period beginning with that in which the option is granted. There will be no retesting. Options which vest would then be exercisable normally over a period of up to ten years from the date of grant.

(ii)   Performance targets
       The target levels of EPSA growth for each grant will be set by the Remuneration Committee. It is intended that, in relation to options granted in 2004, 25 per cent of the option shares will vest if growth in EPSA over the three-year period ending 31 December 2006 is or exceeds 26 per cent (ie 8 per cent, compounded annually), with 50 per cent vesting if such growth is at least 48 per cent (ie 14 per cent, compounded annually). Only if growth in EPSA over that period exceeds 73 per cent (ie 20 per cent, compounded annually) will all of the option shares vest. Option shares will vest pro rata, on a straight-line basis, if growth in EPSA over that period is between these levels.



(iii)  Limit on individual participation
       The maximum market value of shares over which options may be granted to a Participant in each year will be that of the Participant's basic annual salary at the time of grant.

(iv)   Existing share option plans
       Share options awarded each year under the existing 2001 UK Approved and Unapproved Executive Share Option Plans for UK-based executives are subject to EPSA growth of at least 3 per cent per annum over UK price inflation being achieved over three years, with retesting allowed. For US-based executives the existing awards are performance-linked on grant and are not subject to the attainment of EPSA growth targets. UK Participants in the 2004 Plan will continue to participate in the 2001 UK Approved Share Option Plan to take advantage of the favourable tax treatment of that plan but only to the extent that their limit of
       (GBP)30,000 value of shares has not been utilised. However, the performance targets applicable to such approved share options will be the same as under the new 2004 Plan and options granted under the existing 2001 UK Approved Share Option Plan will be counted in applying the limits on individual participation in the 2004 Plan.

Component 3: Co-investment Plan
The principal terms of the proposed Smith & Nephew 2004 Co-investment Plan are summarised in Parts C and D of the appendix to this letter.

(i)    Annual invitation
       Under the Smith & Nephew 2004 Co-investment Plan, Participants may be invited each year to take part of their annual bonus in the form of shares in the Company. The Participant would then elect the level of bonus to be used for this purpose up to a maximum of one half of the annual gross bonus capped at 20 per cent of basic annual salary for executive directors and members of the GEC and at 18 per cent of basic annual salary for other Participants. The net (after tax) amount of the gross amount elected would then be used to purchase shares in the Company. The Remuneration Committee intends that the first invitation will be in respect of bonuses paid for 2003.

(ii)   Matching awards and performance targets
       If such shares are held for three years, and the Participant remains employed within Smith & Nephew, the Participant will then be entitled to additional matching shares if the Company achieves a target level of growth in EPSA over that three year period of at least 48 per cent (i.e. 14 per cent, compounded annually). At that level the

       Participant will be entitled to one additional share for every share that could have been acquired out of the gross equivalent amount of the net bonus used to acquire shares. If such growth in EPSA is at least 60 per cent (ie 17 per cent, compounded annually), the Participant would then be entitled to two matching shares for each share which could have been so acquired out of the gross equivalent amount of the net bonus applied to shares. There is no sliding scale or pro rata vesting of matching awards between these performance levels. There will be no retesting.

New Employees' Share Trust
Resolution number 14 seeks your approval of the establishment of a new discretionary trust for the benefit of employees and former employees within Smith & Nephew. The principal purpose of the trust is to acquire shares in the Company to be held for the purposes of satisfying Awards and options under the proposed new plans. The principal terms of the trust are summarised in Part E of the appendix to this letter.

General Rules and Conditions of the 2004 Plan

Determination of EPSA for the purposes of the 2004 Plan
The Remuneration Committee may adjust an EPSA performance target and the basis on which such adjusted earnings per share are determined, insofar as may be necessary to ensure that, including any change in standard accounting practice during the performance period (such as the adoption of International Financial Reporting Standards), the performance of the Company is measured, and the performance targets are applied, on a consistent, fair and reasonable basis throughout the performance period. Adjusted earnings per share currently means basic earnings per share adjusted to exclude the amortisation of acquisition goodwill and exceptional items.

Shareholding requirement
Executive directors will be formally requested by the Board to maintain or, in the case of new appointments, build over a five-year period, a minimum shareholding in the Company equal in value to their basic annual salary. The Remuneration Committee will set appropriate target levels of shareholdings in the Company for other Participants in the 2004 Plan. Unless the Remuneration Committee considers there are justifiable circumstances, future awards under the 2004 Plan will be reduced if any Participant has failed to satisfy this shareholding requirement.

Value of awards
The table in Part F of the appendix to this letter illustrates the value of the initial Awards in 2004 under the proposed Plan, taking account of the probability that the relevant performance criteria may be achieved using the "Present Economic Value" methodology developed by Watson Wyatt.

Company cost of awards and grants under the 2004 Plan
On the basis that EPSA growth of 14 per cent per annum is achieved, it is estimated that, under the proposed new rules for accounting for share-based payments, the likely charge to profit for the initial options and Awards made under the 2004 Plan in 2004 will be approximately (GBP)5 million spread over the 3-year performance period. The actual charge may vary depending on the level of TSR and EPSA growth assumed.

Dilution of shareholders' interests
Shares awarded under the 2004 Plan may be purchased in the market, be newly issued by the Company or, if permitted by the Listing Rules of the UK Listing Authority ("the Listing Rules"), be transferred out of treasury. Shares issued by the Company, or transferred out of treasury, will be counted in applying the existing limit of 5 per cent of the issued share capital of the Company, on shares which may be issued or put under option under any of the Company's executive share incentive schemes in a rolling period of ten years.

At the date of this letter, the number of shares over which rights to subscribe for new shares have been granted (and, if not exercised, have not lapsed) in the period of ten years ending on that date is 29.0 million, representing approximately 3.2 per cent of the current issued share capital of the Company. Accordingly, the number of shares remaining available to be put under options to subscribe for new shares (or be acquired out of treasury) under this and any existing discretionary share option or share incentive schemes is currently 17.8 million.

Options and awards for participants based in jurisdictions other than the UK and the US
Each of the proposed new plans includes a provision which reserves to the Remuneration Committee the right to modify the terms of an award or an option as may be necessary or appropriate to take account of local laws and regulations (including tax rules) in jurisdictions other than the UK and the US provided that the overall and individual limits on participation described above are not exceeded and provided also that the applicable performance targets are no less onerous.

In certain jurisdictions it may be necessary or appropriate for Smith & Nephew to establish a distinct plan to accommodate or ensure compliance with local requirements. Accordingly, and consistent with the requirements of the Listing Rules, resolution number 13 would, if passed, authorise the directors to establish any such plan, based on any of the proposed new plans.

Documents for inspection
Copies of each of:

     o    the rules of the Smith & Nephew 2004 Performance Share Plan;

     o    the rules of the Smith & Nephew 2004 Executive Share Option Plan;

     o    the rules of the Smith & Nephew 2004 Co-investment Plan; and

     o    the draft trust deed

and a letter from Watson Wyatt confirming their agreement to the inclusion of references to their name in this letter in the contexts in which they appear, are available for inspection at the registered office of the Company and at the offices of both Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA and Pinsents, Dashwood House, 69 Old Broad Street, London EC2M 1NR during normal office hours (Saturdays, Sundays and Bank Holidays excepted) until the date of the 2004 Annual General Meeting and at the place of the meeting for at least 15 minutes prior to and during that meeting.

Directors' recommendation
Your directors believe that the adoption of the 2004 Plan, which includes the Smith & Nephew 2004 Performance Share Plan, the Smith & Nephew 2004 Executive Share Option Plan and the Smith & Nephew 2004 Co-investment Plan, is in the best interests of shareholders and the Company and recommend that you vote in favour of the resolutions numbered 10 to 14.

Yours sincerely,

Dudley Eustace
Chairman


Registered Office: 15 Adam Street, London, WC2N 6LA. Registered in England No. 324357

Watson Wyatt have given, and have not withdrawn, their consent to the references to their name in the context in which they appear in this letter.

APPENDIX
Summary of the principal terms of the 2004 Plan

PART A: The Smith & Nephew 2004 Performance Share Plan (the "Performance Share Plan")

1    Share Awards
Under the Performance Share Plan, the Remuneration Committee of the directors (the "Committee") may each year make awards ("Awards") over shares in the Company (or, in the case of US-based executives, American Depositary Receipts
- "ADRs" - representing American Depositary Shares in the Company) ("Award Shares"), to executive directors, members of the Group Executive Committee ("GEC"), and the next level of senior executives within Smith & Nephew ("Participants").

2    Making of Awards
An Award takes the form of a notification to a Participant that, if and to the extent that the performance targets in relation to that Award are met or exceeded, and any other conditions imposed by the Committee are satisfied, the Award Shares will vest. Vesting means that either such Award Shares net of any payroll withholding taxes will then be transferred to the Participant or, the Participant will be granted a nil-cost option (a "Vested Option") to acquire such Award Shares. A Vested Option will be exercisable, net of any payroll withholding taxes until the 10th anniversary of the date of the Award or such earlier time as the Committee may determine. Instead of granting a Vested Option to a US Participant, the Committee may permit such Participant to elect to defer the receipt of vested Award Shares to a date not later than the 10th anniversary of the date of the Award or such earlier time as the Committee may determine. Any such deferral election must be made at least six months prior to the vesting of the Award Shares and in accordance with such other rules and procedures prescribed by the Committee.

3    Performance targets
The Committee will set targets relating to the performance of the Company ranked against that of comparable companies over a fixed minimum period of three years beginning with that in which the Award is made (the "Performance Period"). The Committee will ensure that such performance targets are challenging and will align the interests of Participants with those of shareholders.

4     Limit on individual participation
If the Company's performance over the Performance Period is ranked at the 75th centile (counting from the bottom) of comparable companies, the market value (as at the time the Award is made) of Award Shares which could vest under Awards made in any year to a Participant will not exceed the Participant's basic annual salary (excluding benefits in kind) when the Award is made ("Salary").

The maximum initial market value of the Award Shares which could vest will not exceed 150 per cent of salary if exceptional 90th centile, or higher, performance (relating to other comparable companies) is achieved.

The above awards may be increased in line with the provisions of Part D. 2 National Insurance contributions and social security charges (see page 10).

For the purposes of this section, the market value of a share is the average of the middle market quotations of a share for the three dealing days immediately preceding the date the Award is made as derived from the Daily Official List of the London Stock Exchange (or, in the case of ADRs, the average of the closing prices of an ADR on the New York

Stock Exchange on the three dealing days immediately preceding the date on which the Award is made).





5    Leaving employment/special circumstances
If, within the Performance Period, a Participant ceases employment within Smith & Nephew by reason of injury, disability, death, redundancy, divestment of a Participant's business unit or retirement (an "Accepted Reason"), the Award may be retained but the Award Shares will be reduced pro rata to the proportion of the Performance Period throughout which the Participant held such employment (or such lesser proportion as the Committee may determine). If a Vested Option has been granted it shall lapse 12 months after the Participant has ceased employment.

If, during the Performance Period, a Participant dies in service, the Committee may determine the extent to which Award Shares were expected at the date of death to become vested and in this event, a proportion (corresponding to such proportion of the Performance Period as elapsed before the date of death) of such shares shall be transferred to the Participant's personal representatives.

If a Participant ceases to hold employment within the Group for any other reason, the Award will lapse except insofar as the Committee may determine otherwise.

Under special circumstances, such as the death of a Participant, the Committee may determine that a cash sum equal to the market value of such Award Shares be paid in lieu of the Award Shares being transferred.

PART B: The Smith & Nephew 2004 Executive Share Option Plan (the "2004 Option Plan")

1    Grant of market value share options
Under the 2004 Option Plan, Participants may, in any year, be granted rights to acquire shares (or ADRs) ("Options ") in the Company which are normally exercisable after three years if and to the extent that performance targets have then been met. For US executives subject to US Federal Income Tax at the time of grant, Options may be granted as either Incentive Stock Options ("ISOs") or non-qualified stock options.

2    Exercise price
The price per share at which shares may be acquired upon the exercise of an Option will be determined by the Committee at the time of grant, but shall be not less than the average of the middle market quotations of a share in the Company for the three dealing days immediately preceding the date of grant, as derived from the Daily Official List of the London Stock Exchange or, in the case of ADRs, the average of the closing prices of an ADR on the New York Stock Exchange on the three dealing days immediately preceding that on which the Option is granted (or such other price as may be required for an option granted in the US to qualify as an incentive stock option).

3    Performance targets
The Committee will set performance targets relating to the performance of the Company over a fixed minimum period of three years beginning with that in which the Option is granted (the "Performance Period"). There will be no retesting. The Committee will ensure that such performance targets are challenging and will align the interests of Participants with those of shareholders.

4    Exercise of options

Options may normally be exercised only in respect of shares or ADRs under option which become vested in consequence of a performance target being met. An Option may not in any event be exercised after the tenth anniversary of the date of grant or such earlier time as may be specified at the date of grant.

5    Individual limit on grant of options
The maximum initial market value of shares over which Options may be granted to a Participant in any year will not exceed 100 per cent of basic annual salary.

The above limit may be increased in line with the provisions of Part D. 2 National Insurance contributions and social security charges (see page 10).

The maximum aggregate fair market value of shares comprising ISOs, as determined at the date of grant, which first become capable of being purchased in any calendar year by an individual US Participant who is subject to taxation in the United States may not exceed US$100,000 (or such other limit imposed by the US Internal Revenue Code).

6    Leaving employment
If a Participant ceases employment within the Group after the end of the Performance Period, a vested Option may be exercised within six months after the date of cessation. If, within the Performance Period, a Participant ceases employment within the Group for an Accepted Reason, the Option may be retained, but the shares or ADRs under option will be reduced pro rata to the proportion of the Performance Period throughout which the Participant held such employment (or such other proportion as the Committee may determine).

If, during the Performance Period, a Participant dies in service, the Committee may determine the extent to which the Participant's shares or ADRs under option were expected at the date of death to become vested, and in this event a Participant's Option may be exercised by their personal representatives not more than 12 months after the date of death, over a proportion (corresponding to such proportion of the Performance Period as elapsed before the date of death) of such Options. If, within the Performance Period, a Participant ceases employment within the Group for any other reason, an Option will lapse, except insofar as the Committee may determine otherwise.

PART C: The 2004 Co-investment Plan

1    Annual bonus in shares
Under the 2004 Co-investment Plan, Participants may, if the Committee so determines, be invited to take part of their net (after tax) annual bonus in the form of shares in the Company ("Bonus Award Shares"). The Participant would then elect the level of bonus to be used for this purpose up to a maximum of one half of the annual gross bonus capped at 20 per cent of basic annual salary for executive directors and members of the GEC and at 18 per cent of basic annual salary for other Participants. The net (after tax) amount of the gross amount elected would then be used to purchase shares in the Company.

2    Matching share awards
If Bonus Award Shares are retained by the Participant, and the Participant remains employed within the Group for three years from the date of award (the "Retention Period"), the Trustee may then transfer to the Participant additional shares in the Company ("Matching Shares"). The number of Matching Shares which may be so transferred will be in direct proportion to the number of Bonus Award Shares held by the Participant at the end of that three year period.

3    Performance targets for matching shares

The proportion of Matching Shares transferred to the Participant will depend upon the performance of the Company over the Retention Period against performance targets set by the Committee. The Committee will ensure that such performance targets are challenging and will align the interests of Participants with those of shareholders.

4    Limit on matching shares
The maximum number of Matching Shares which may be transferred will be determined by the Committee when the amount of annual bonus is determined, but will not exceed twice the number of shares as could have been purchased with the gross amount of bonus elected at the time the Bonus Award Shares were acquired.

5    Leaving employment
If a Participant ceases employment within Smith & Nephew for an Accepted Reason, the Matching Shares will be reduced pro rata to the proportion of the Retention Period throughout which the Participant held such employment. If a Participant leaves Smith & Nephew for any other reason, no Matching Shares may be transferred except insofar as the Committee may determine otherwise.

PART D: Provisions common to the 2004 Performance Share Plan, the 2004 Option Plan and the 2004 Co-investment Plan

1    Making of awards and grant of options
Awards may be made and Options granted (a) within the period ending 42 days after the close of the 2004 annual general meeting, (b) within the period of 42 days beginning with the fourth dealing day following an announcement of the Company's annual or interim results; or (c) within the period of 28 days after an employee first becomes eligible to participate, but otherwise only in circumstances judged by the Committee to be exceptional. Awards, Options and Matching Share Awards are not transferable and are not pensionable benefits. No Awards or Options under the 2004 Plan may be granted after 5 May 2014.

2    National Insurance contributions and social security charges
The Committee shall determine if any Company National Insurance contributions or social security charges on shares which vest shall be met by the Company or passed to the Participant. If they are to be passed to the Participant, the initial value of shares will be grossed up to compensate the Participant for the consequent increase in the Participant's tax burden on exercise of the Award or Option.

3    Source of shares
Shares used to satisfy Awards, Options and Matching Share Awards may be issued or purchased in the market or subscribed for by the trustee of the proposed new employees' share trust (the "Plan Trustee") using funds advanced on loan by Smith & Nephew, or by the transfer by the Company of shares purchased in the market and held in treasury.

4    Limitations on the issue of shares
There is a limit, of 5 per cent of issued share capital, on the number of shares which may be issued, or over which rights to subscribe for new shares or acquire shares from treasury ("Subscription Rights") may be granted, under the 2004 Plan and any other discretionary executive share option or incentive scheme of the Company in any period of ten years. There is an ultimate limit of 10 per cent of issued share capital, on the number of shares which may be issued, or over which Subscription Rights may be granted, under the 2004 Plan and any other executive or employee share scheme established by the Company in any period of ten years.

For the purpose only of satisfying the requirements of the US Internal Revenue Code, there is a limit, of 45 million, on the maximum number of shares over which incentive stock options may be granted under the 2004 Option Plan.

The maximum number of Shares (whether or not in the form of ADRs) that shall be subject to all Awards, Options and Matching Share Awards granted to an individual who is subject to US Federal Income Tax in a given year during that calendar year shall be 400,000.

5    Change of control of the Company
If the Company is the subject of a successful takeover, the Committee shall then determine what proportion of the Award Shares or Options shall then become vested or what proportion of the Matching Shares shall then be transferred to the Participant having regard to both the proportion of the Performance Period which has then elapsed and the performance of the Company over that period.

6    Demerger, reconstruction or winding-up of the Company
In the event of a statutory reconstruction or reorganisation of Smith & Nephew, not involving a change of control of the Company, Participants may be invited to accept a corresponding award or option over shares in the new holding company in exchange for the release of an Award or Option. If such invitation is declined, any entitlement under the Award or Option will lapse.

In the event of a demerger or winding-up of the Company, or if a resolution is proposed for the voluntary winding-up of the Company, the Committee may make appropriate provision for the variation and/or early vesting of Awards or Options or early transfer of Matching Shares.

7    Variation of share capital
In the event of a variation in the ordinary share capital of the Company, the Committee may adjust the number of shares (or ADRs) subject to any Awards, Options or Matching Share Awards, the exercise price of Options, the maximum number of shares over which incentive stock options may be granted and/or the maximum number of shares subject to all Awards, Options and Matching Share Awards granted to any individual who is subject to US Federal Income Tax in a given year provided that, except in the case of a subdivision, consolidation or capitalisation issue, any such adjustment must be confirmed in writing by the auditors of the Company to be, in their opinion, fair and reasonable.

8    Amendment
The Committee may amend the 2004 Performance Share Plan, the 2004 Option Plan and the 2004 Co-investment Plan in any respect but may not make any alteration or addition to the advantage of existing or new Participants to the provisions relating to eligibility, the overall and individual limits, or the adjustment of such entitlements on a variation of share capital, without the prior approval of shareholders in general meeting, except for minor amendments to benefit the administration of the 2004 Plan, to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any member of the Group.

PART E: Summary of the principal terms of The Smith & Nephew 2004 Employees' Share Trust (the "Trust")

The Trust is a discretionary settlement for the benefit of employees and former employees of companies within the Group and their respective dependants. The Company itself is excluded from benefiting under the Trust. The Trust will be controlled and managed outside the UK and will have a single corporate trustee which is an independent trustee services organisation. The right to remove the trustee and appoint a new trustee vests in the Company. The trustee is required to waive both voting rights and dividends payable on any share in the Company unless otherwise directed by the Company. The Trust may not, without the prior approval by ordinary resolution of the members of the Company, hold shares which when added to shares held by any other employees' share trust (excluding shares over which a beneficial interest has been transferred) represent more than 5 per cent of the issued share capital of the Company.

The above summary of the principal terms of the components which comprise the 2004 Plan and the Trust do not form part of the rules of the components which comprise the 2004 Plan or Trust and should not be taken as affecting the interpretation of the detailed terms and conditions of the Trust, the components which comprise the 2004 Plan or any element of it. The Directors reserve the right, up to the time of the forthcoming annual general meeting, to make such amendments and additions to the rules of the components which comprise the 2004 Plan and the Trust as they consider to be necessary or appropriate provided that such amendments do not conflict in any material respect with the above summary.

PART F: Summary of the present value of the proposed initial grants and awards under the 2004 Plan

In order to assess the relative value of different incentive plans and the impact of performance conditions the Committee has used Watson Wyatt's "Present Economic Value" ("PEV") methodology. The PEV of the maximum proposed awards and options to be granted to Participants in the 2004 Plan are set out in the table below expressed as a percentage of basic annual salary:

     ----------------------------- --------------- -------------- ------------------- ----------
     Participants                  Performance     Share Options  Matching Share      Total
                                   Share                          Awards (the Co-
                                   Plan                           investment Plan)
                                   Awards

     ----------------------------- --------------- -------------- ------------------- ----------
     Executive director            65%             25%            19%                 109%


     ----------------------------- --------------- -------------- ------------------- ----------
     Other member of GEC           49%             25%            19%                 93%


     ----------------------------- --------------- -------------- ------------------- ----------
     Other senior  executive       23%             25%            17%                 65%


     ----------------------------- --------------- -------------- ------------------- ----------


The table shows the estimated value at the time of the Award or Option grant. The actual value that any Participant will receive from the 2004 Plan when either the Options are exercised or the Award is vested will depend on the extent to which the Company meets the performance conditions set for each Award or Option grant and the Company's share price at that time.

In broad terms PEV is a Watson Wyatt LLP proprietary mechanism which provides a value for options and awards at the time of grant similar to a Black-Scholes methodology. However PEV enhances Black-Scholes by taking into account other factors, such as performance conditions, to give a more realistic value of such grants.

29 March 2004


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



DOCUMENTS FOR VIEWING

A copy of the following documents:

Notice of Annual General Meeting 2004; and Shareholders' Circular: Proposed new Senior Executive Share-based Incentive Plan, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS